Mammoth Energy Services, Inc.

4727 Gaillardia Parkway, Suite 200

Oklahoma City, OK 73142

September 22, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall, Assistant Director, Office of Natural Resources
Mark Wojciechowski, Staff Accountant
Jenifer Gallagher, Staff Accountant
Karina V. Dorin, Staff Attorney
Timothy S. Levenberg, Special Counsel

Re:	Mammoth Energy Services, Inc.
Registration Statement on Form S-1
Filed September 2, 2016
File No. 333-213504

Dear Mr. Schwall:

Set forth below are the responses of Mammoth Energy Services, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 19, 2016 with respect to the Registration Statement on Form S-1 submitted to the Staff on September 2, 2016 (the “Form S-1”).

The Company has amended the Form S-1 and filed Amendment No. 1 to the Form S-1 (the “Amendment No. 1”) with the Commission on the date hereof to, among other things, address the Staff’ comments. For your convenience, the Company has set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in Amendment No. 1, unless otherwise indicated.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations, page 56

Results of Operations, page 59

1.

We note in response to comment to prior comment nine from our letter to you dated August 11, 2016 you relabeled the non-GAAP measure, Adjusted Gross Profit which you reconcile to net income. However, you continue to present this measure in the table of selected operating data on page 59 and in your results of operation discussion without comparable presentation of gross profit complied in accordance

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September 22, 2016

with GAAP. As previously requested, please reposition this non-GAAP measure and the related discussion and analysis to follow the GAAP information consistent with the guidance in C&DI 102.10, available on our website at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: In response to the Staff’s comment, the Company has deleted all the references to the Adjusted Gross Profit and related reconciliation tables throughout Amendment No. 1, including on pages 12, 14, 50 and 52.

2.	Please include a discussion of your cost of revenues, on a consolidated basis and by segment, consistent with requirements of Item 303(a) and Instruction 1 to paragraph 303(a) of Regulation S-K and the guidance in Section 501.12.b of the Financial Reporting Codification.

Response: In response to the Staff’s comment, the Company has included a discussion of its cost of revenue on a consolidated basis and by segment, consistent with the requirements of Item 303(a) of Regulation S-K and related guidance. Such additional disclosure appears beginning on page 57 for the six months ended June 30, 2016 and 2015 and beginning on page 60 for the years ended December 31, 2015 and 2014.

3.	Given your present non-GAAP reconciliation, please explain why you have labeled the non-GAAP measure Adjusted Gross Profit rather than Adjusted Net Income. As a reporting company you may be required to present gross profit in your table of selected quarterly financial data within your annual reports under Item 302(a)(1) of Regulation S-K. Please tell us what consideration you have given to presenting gross profit computed in accordance with GAAP, as the measure to which you reconcile your non-GAAP measure.

Response: As indicated in response to Comment 1, the Company has deleted all references to the non-GAAP financial measure of Adjusted Gross Profit and related reconciliation in Amendment No. 1.

Underwriting, page 124

4.	We note your response to prior comment 15 from our letter to you dated August 11, 2016, and we also note that you deleted the name of the underwriter that appeared in the initial submission. Please include the name(s) of the lead underwriter(s) in your next amendment. We will not be in a position to process that amendment without the requested disclosure.

Response: The Company included the name of the lead underwriter on the cover of the prospectus included as part of the Amendment No. 1 and in the Underwriting section, beginning on page 122. The Company will include the names of any additional underwriters in the relevant sections of the prospectus once such underwriters are

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September 22, 2016

selected by the Company and have agreed to serve in such capacity in connection with the Company’s initial public offering contemplated by such prospectus.

Consolidated Financial Statements of Mammoth Energy Partners LP, page F-2

5.	Rule 5-03(b)(2) of Regulation S-X requires that you separately identify the costs associated with each source of revenues that you are required to report. It appears you should specify the amount of depreciation and amortization expense that is attributable to, but which you have excluded from, each cost of revenue category.

Response: In response to the Staff’s comment, the Company has separately identified the costs associated with each source of revenue and the amount of depreciation and amortization expense on pages F-4 and F-33 of the Amendment No. 1.

Exhibits

6.	Please re-file your revolving credit facility to include the exhibits and schedules that constitute part of the agreement.

Response: The Company has refiled the revolving credit facility and included the exhibits and schedules. The Company will promptly file any remaining exhibits by amendment.

In addition to the above comments, the Company notes that it received several oral comments issued by the Staff telephonically on September 19, 2016, requesting the Company to (i) include the information required by Item 401 of Regulation S-K with respect to the Company’s director nominees, (ii) clarify certain disclosure applicable to the formation of Redback Pumpdown Services LLC (“Pumpdown”) and Mr. Inspections, LLC (“Mr. Inspections”) and (iii) clarify the applicable pricing standard per barrel of oil on page 3 of the Amendment No. 1.

In response to the above-referenced oral comments, the Company has (i) provided information required by Item 401 of Regulation S-K with respect to its director nominees beginning on page 95 of the Amendment No. 1, (ii) revised its disclosure on pages (ii) and 7 of the Amendment No. 1 to clarify that Pumpdown and Mr. Inspections were formed by Mammoth Energy Partners LP after the contributions that occurred on November 24, 2014, and were not included in such contribution and (iii) clarified WTI pricing per barrel of oil on page 4 of the Amendment No. 1. The Company also verified the references to the Safe Drinking Water Act and corrected such references on pages 32 and 90 of the Amendment No. 1.

The Company acknowledges that:

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September 22, 2016

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 563-9961 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Very truly yours,

/s/ Mark Layton

Mark Layton

cc:	Seth R. Molay, P.C.